                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  AdStar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock ($.0001 par value per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00737P 104
                     --------------------------------------
                                 (CUSIP Number)

                                 Crane H. Kenney
              Senior Vice President, General Counsel and Secretary
                                 Tribune Company
                              435 N. Michigan Ave.
                                Chicago, IL 60611
                            Telephone: (312) 222-9100


--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                         (Continued on following pages)

                                  (Page 1 of 5)

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                                  SCHEDULE 13D

                                      13D
                                                               Page 2 of 5 Pages
CUSIP NO.
         -----------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons: Tribune Company
      I.R.S. Identification Nos. of Above Persons (entities only): 36-1880355
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      WC
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                3,443,457(1)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 -0-
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  3,443,457(1)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            -0-
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      3,443,457(1)
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      29.4% (based on 8,263,676 shares of Common Stock issued and outstanding on March 28, 2003 plus the Common Stock covered by this report)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------


(1) The shares of Common Stock of AdStar, Inc. covered by this report may be acquired by Tribune Company upon conversion of (a) 1,443,457 shares of Series A Convertible Preferred Stock of AdStar, Inc. and (b) 2,000,000 shares of Series B-2 Convertible Preferred Stock of AdStar, Inc.

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                                                               Page 3 of 5 Pages


         This Amendment No. 1 amends and supplements the Schedule 13D filed on January 2, 2003, relating to the shares of Common Stock, $.0001 par value (the "Common Stock"), of AdStar, Inc. ("AdStar"). Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D filed on January 2, 2003.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 4 is hereby amended by adding the following:

         "On March 28, 2003, Tribune acquired 2,000,000 shares of AdStar's Series B-2 Convertible Preferred Stock, $.0001 par value per share (the "Series B-2 Shares"), for a purchase price of $600,000 and the exchange of 1,200,000 Series B-1 Shares. The source of funds for the cash portion of the acquisition of the Series B-2 Shares was working capital. As of March 28, 2003, the Series A Shares and the Series B-2 Shares were convertible into an aggregate of 3,443,457 shares of AdStar's Common Stock."

Item 4.  Purpose of Transaction.
         ----------------------

          The following paragraph is hereby inserted after the third paragraph under the heading "Purchase Agreements":

         "On March 28, 2003, Tribune acquired the Series B-2 Shares pursuant to the Series B Purchase Agreement. The Series B-2 Purchase Price equaled $.75 per share, and was paid in cash and by exchange of the Series B-1 Shares. Tribune waived its rights to receive accrued dividends with respect to the Series B-1 Shares."

         The third paragraph under the heading "Certificates of Designation" is hereby amended and restated in its entirety as follows:

         "The terms of the Series B-2 Shares are set forth in a Certificate of Designation of Series B-2 Convertible Preferred Stock (the "Series B-2 Certificate of Designation"), a copy of which is filed as Exhibit 9 hereto. The Series B-2 Shares are entitled to receive dividends at a rate of 7% per annum. Unless all dividends on the outstanding Series B-2 Shares shall have been paid, no dividends or other distributions may be paid to the holders of Common Stock. Upon a liquidation, dissolution or winding-up of AdStar, Tribune or the holder of the Series B-2 Shares will be entitled to receive a liquidation preference equal to $.75 per share, plus all accrued but unpaid dividends, before any liquidating distribution may be made with respect to the Common Stock. After such liquidation preference is paid, the holder of the Series B-2 Shares will share equally, on an as converted basis, with all other the holders of AdStar capital stock. The Series B-2 Shares are initially convertible into shares of Common Stock at a ratio of one share of Common Stock for each Series B-2 Share. The conversion ratio is subject to anti-dilution adjustment under certain circumstances that are set forth in the Series B-2 Certificate of Designation. Tribune has the option to convert the Series B-2 Shares to Common Stock at any time. The Series B-2 Shares will automatically convert to Common Stock following the 24-month anniversary of the achievement of a certain price target for the Common Stock, as more specifically set forth in the Series B-2 Certificate of Designation. Tribune has the right to vote the Series B-2 Shares together with the holders of Common Stock as a single class on all matters, including the election of directors, submitted to AdStar's stockholders for a vote. Pursuant to the Series B-2 Certificate of Designation, AdStar has granted Tribune preemptive rights to purchase a pro-rata amount of any new securities issued by AdStar."

         The following paragraph is hereby inserted after the third paragraph under the heading "Other Agreements":

         "As of March 28, 2003, Tribune and AdStar have amended the Second Deployment Agreement to provide for the creation of a disaster recovery website to be maintained by Tribune to back-up the website currently maintained by AdStar to service its customers."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

         "(a) As of March 28, 2003, Tribune is the beneficial owner of Series A Shares and Series B-2 Shares that, in aggregate, are convertible into 3,443,457 shares, or 29.4% of AdStar's Common Stock.

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                                                               Page 4 of 5 Pages


         (b) Tribune has the sole power to vote and the sole power to dispose of securities convertible into 3,443,457 shares of AdStar's Common Stock.

         (c) Other than the transaction described in Item 4 above, neither Tribune nor, to the best knowledge of Tribune, any of the individuals named in Schedule A to this Schedule 13D have effected a transaction in shares of AdStar's Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable."

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item 7 is hereby amended by adding the following exhibit:

         9. Certificate of Designation of Series B-2 Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1d to the Annual Report on Form 10-K of AdStar filed on March 31,
                  2003).

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                                                               Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 31, 2003.

                                           TRIBUNE COMPANY



                                           By:        /s/   Mark W. Hianik
                                                     ---------------------------
                                                     Name:    Mark W. Hianik
                                                     Title:   Vice President


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                                  Exhibit Index

      Exhibit No.                  Description
      -----------                  -----------


          1 Series A Preferred Stock Purchase Agreement, dated as of March 18, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of AdStar filed on March 25, 2002).

          2 Series B Preferred Stock Purchase Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

          3 Certificate of Designation of Series A Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of AdStar filed on March 25,
                    2002).

          4 Certificate of Designation of Series B-1 Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

          5 Amended and Restated Registration Rights Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

          6 Amended and Restated Governance Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

          7 Software Development and Deployment Agreement, dated as of March 18, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of AdStar filed on March 25, 2002).

          8 Second Software Development and Deployment Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

          9 Certificate of Designation of Series B-2 Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1d to the Annual Report on Form 10-K of AdStar filed on March 31, 2003).